

January 6, 2014

<u>Via U.S. Mail</u>
Henk Derksen
Chief Financial Officer
Belden Inc.
7733 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

> Re: **Belden Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response dated December 20, 2013**
> **File No. 1-12561**

Dear Mr. Derksen:

We have reviewed your response letter dated December 20, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>
<u>Results of Operations, page 21</u>

1. We note the draft disclosure you would have provided in your fiscal year 2012 Form 10-K in response to comment 4 in our letter dated November 26, 2013. The additional disclosure provided appears to be more general in nature rather than specific to what occurred during fiscal years 2012 and 2011 that positively or negatively impacted your income taxes. As such, we continue to request that you revise your income tax benefit/(expense) discussion and analysis to provide investors with the specific facts and circumstances that impacted your income taxes for each period presented. In this regard, foreign tax rate differences positively impacted your income taxes for each period presented. It would appear that a discussion of the specific jurisdictions causing the benefit would be useful to investors. Further, the domestic permanent differences and tax credits line item also appears to be materially impacting your income taxes with variability between the periods presented that should be explained. Please provide us with a revised draft of the disclosure you that you intend to

include in your next Form 10-K. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Note 10: Intangible Assets, page 63

2. We note your response to comment 10 in our letter dated November 26, 2013. While we understand that for segment reporting purposes, you may have allocated goodwill to corporate activities, the disclosure requirement in ASC 350-20-50-1 is for disclosure of goodwill allocated to reporting units for purposes of testing goodwill for impairment. As such, it is unclear how the disclosure you have provided within Note 5 provides the information required by ASC 350-20-50-1. Please confirm that in future filings you will clarify that the $119.8 million allocated to corporate activities is for segment reporting purposes. Please also confirm that in future filings will you provide the disclosures required by ASC 350-20-50-1 based on the allocation to reporting units that correspond to your reportable segments for purposes of testing goodwill for impairment.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Terence O'Brien
Accounting Branch Chief